UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Brooklyn ImmunoTherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

114082100

(CUSIP Number)

March 25, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 114082100	13G	Page 1 of 6

1	NAMES OF REPORTING PERSON(S) John D. Halpern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,094
	6	SHARED VOTING POWER 4,743,151 (1)
	7	SOLE DISPOSITIVE POWER 4,094
	8	SHARED DISPOSITIVE POWER 4,743,151 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,747,245
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 2,300,828 shares held by the John D. Halpern Revocable Trust, a trust of which the Reporting Person and Katherine Halpern are trustees, and 2,442,323 shares of Common Stock held by Warren Street Legacy, LLC, a limited liability company of which Ian H. Halpern, a family member of the Reporting Person, is the managing member.

(2)

Based on 41,562,739 ordinary shares of shares of Common Stock outstanding as of May 13, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

CUSIP No. 114082100	13G	Page 2 of 6

1	NAMES OF REPORTING PERSON(S) Katherine H. Halpern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,747,245 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,747,245 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,747,245
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 4,094 shares owned by John D. Halpern, the Reporting Person’s spouse, 2,300,828 shares held by the John D. Halpern Revocable Trust, a trust of which the Reporting Person and John Halpern are trustees, and 2,442,323 shares of Common Stock held by Warren Street Legacy, LLC, a limited liability company of which Ian H. Halpern, a family member of the Reporting Person, is the managing member.

(2)

Based on 41,562,739 ordinary shares of shares of Common Stock outstanding as of May 13, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

CUSIP No. 114082100	13G	Page 3 of 6

1	NAMES OF REPORTING PERSON(S) Ian H. Halpern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,442,323
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,442,323
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,442,323
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 2,442,323 shares of Common Stock held by Warren Street Legacy, LLC, a limited liability company of which the Reporting Person is the managing member.
(2)

Based on 41,562,739 ordinary shares of shares of Common Stock outstanding as of May 13, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

CUSIP No. 114082100	13G	Page 4 of 6

Item 1(a). Name of Issuer:

Brooklyn ImmunoTherapeutics, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

140 58th Street, Building A, Suite 2100

Brooklyn, New York 11220

Item 2(a). Name of Person Filing

John D. Halpern

Katherine H. Halpern

Ian H. Halpern

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of John D. Halpern and Katherine H. Halpern is:

P.O. Box 540

Portsmouth, New Hampshire 03802

The address of the principal business office of Ian H. Halpern is:

1576 16th Avenue

San Francisco

CA 94122

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.005 per share

Item 2(e). CUSIP Number:

114082100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k): Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:

John D. Halpern: 4,747,245 shares of Common Stock.

Katherine H. Halpern: 4,747,245 shares of Common Stock.

Ian H. Halpern: 2,442,323 shares of Common Stock.

(b)	Percent of class:

John D. Halpern: 11.4%

Katherine H. Halpern: 11.4%

Ian H. Halpern: 5.9%

CUSIP No. 114082100	13G	Page 5 of 6

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

John D. Halpern: 4,094 shares of Common Stock.

Katherine H. Halpern: 0 shares of Common Stock.

Ian H. Halpern: 2,442,323 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

John D. Halpern: 4,743,151 shares of Common Stock

Katherine H. Halpern: 4,747,245 shares of Common Stock

Ian H. Halpern: 0 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

John D. Halpern: 4,094 shares of Common Stock.

Katherine H. Halpern: 0 shares of Common Stock

Ian H. Halpern: 2,442,323 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

John D. Halpern: 4,743,151 shares of Common Stock

Katherine H. Halpern: 4,747,245 shares of Common Stock

Ian H. Halpern: 0 shares of Common Stock.

The Reporting Persons disclaim beneficial ownership of:

(a) 30,192 shares of Common Stock held by a limited liability company managed by an independent manager, the members of which are the Reporting Persons and/or trusts for the benefit of their family members; and

(b) 2,870 shares of Common Stock held by a trust with an independent trustee and of which the beneficiaries are trusts for the benefit of the Reporting Persons or their family members.

John D. Halpern and Katherine H. Halpern disclaim beneficial ownership of 2,442,323 shares of Common Stock held by Warren Street Legacy, LLC, a limited liability of which Ian H. Halpern is the managing member.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

CUSIP No. 114082100	13G	Page 6 of 6

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2021	/s/ John D. Halpern
John D. Halpern

Dated: May 21, 2021	/s/ Katherine H. Halpern
Katherine H. Halpern

Dated: May 21, 2021	/s/ Ian H. Halpern
Ian H. Halpern